Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

Ratio of Earnings to Fixed Charges (dollar amounts in thousands):

	For the Years Ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Income (loss) from continuing operations before income taxes	$371,826	$225,819	$(67,746)	$198,430	$240,214
Add: Fixed charges	249,577	184,360	141,403	138,618	131,281
Less: Undistributed earnings (losses) from equity method investees	21,328	3,528	(7,978)	(269)	—
Total earnings	$600,075	$406,651	$81,635	$337,317	$371,495
Fixed charges:
Interest expense	$61,197	$51,520	$48,729	$50,898	$46,804
Estimate of interest expense within rental expense	188,380	132,840	92,674	87,720	84,477
Total fixed charges	$249,577	$184,360	$141,403	$138,618	$131,281
Ratio of earnings to fixed charges	2.4	2.2	0.6	2.4	2.8